Buenos Aires, July 28, 2020

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.: Relevant Event. Notice of interests’ payment date for Series T and Series 1 Notes.

Dear Sirs,

I am writing to you, in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”), in addition to the Relevant Event published on July 21 and 24, 2020, to inform bondholders that on August 10, 2020, the Company will proceed to pay as follows:

1)	The eight period of interests for a total amount of US$18,437,500, corresponding to Series T Notes due 2023 and issued under US$500,000,000 global note program of obligaciones negociables (the “2023 Notes”); and

2)	The seventh period of interests for a total amount of US$28,125,000, corresponding to Series 1 Notes due 2027 and issued under US$2,000,000,000 note program of convertible and non-convertible obligaciones negociables (the “2027 Notes”, and together with the 2023 Notes, the “Notes”).

Thus, the Company will comply with the interests’ payment within the 30-day grace period, according the terms and conditions of the Indenture that governs the Notes.

Sincerely,

________________________________

Victoria Hitce
Head of Market Relations